

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2023

Fredi Nisan
Chief Executive Officer
RYVYL Inc.
3131 Camino Del Rio North, Suite 1400
San Diego, CA 92108

> **Re: RYVYL Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed April 17, 2023**
> **File No. 1-34294**

Dear Fredi Nisan:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services